October 3, 2005


Mail Stop 4561

By U.S. Mail and Facsimile to (949) 224-1910

Mr. Ray C. Thousand
President and Chief Executive Officer
United PanAm Financial Corp.
3930 Westerly Place, Suite 200
Newport Beach, CA 92660

Re:	Form S-3 filed September 8, 2005
	File No. 333-128188

Dear Mr. Thousand:

	This is to advise you that we have reviewed only those portions of the above registration statement that relate to the selling shareholders and the plan of distribution and have the following comments.

Selling Shareholder - page
1. Please advise the staff whether the selling shareholder is a broker-dealer or an affiliate of a broker-dealer, as defined by Rule
405. If they were, please tell us whether they acquired their securities as compensation for the professional services of the broker-dealer, or if the securities were acquired as investments.
2. For a registered broker-dealer who acquired the securities to be resold otherwise than as compensation securities for services, revise your disclosure to identify that registered broker-dealer as an underwriter of the securities to be resold.
3. If the selling shareholder is an affiliate of a broker-dealer (but not broker-dealer), then include disclosure indicating whether the broker-dealer affiliate:

?	purchased the securities to be resold in the ordinary course of
business; and

?	at the time of the purchase, the seller had any agreements or understandings, directly or indirectly, with any person to distribute the securities.

      Unless you indicate that these two conditions are met, it appears you should indicate that the broker-dealer affiliate is an underwriter. Please revise accordingly, or tell us why you don`t believe the broker-dealer affiliate offering shares for resale is unable to make the above representations is not acting as an underwriter. We may have further comment.
4. Advise us if any of the limited partners of the selling shareholder are broker-dealers or affiliates of broker-dealers, including those limited partners not selling in the offering. We may have further comment.

Selling Shareholder - page 61
5. Revise the "Lock-Up Agreements" disclosures to indicate that a post-effective amendment will be filed, before any pledgee, transferees, or other successor in interest will be allowed to sell using the prospectus. Such post-effective amendment will name the successor and the number of shares held.

No further review of the registration statement has been or will be made. All persons who are by statute responsible for the adequacy and accuracy of the registration statement are urged to be certain that all information required under the Securities Act of 1933 has been included.

	You are also reminded to consider applicable requirements regarding distribution of the preliminary prospectus.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

	If you have any questions, please feel free to call me at
(202)
551-3434. In my absence, you may contact Mr. Christian Windsor at
(202) 551-3419.


							Sincerely,



							Michael Clampitt
							Attorney/Advisor



cc:	John Grosvenor, Esq.
      Manatt, Phleps & Phillips, LLP
	695 Town Center Drive, 14th Floor
	Costa Mesa, CA 92626
	(714) 371-2500
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United PanAm Financial Corp.
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